15049738

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 21897

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2014 (MM/DD/YY) AND ENDING 12/31/2014 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: ABEL/NOSER CORP.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

ONE BATTERY PARK PLAZA 6TH FLOOR
(No. and Street)

NEW YORK (City) NEW YORK (State) 10004 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

LAURIE BEN-AMO 646-432-4012
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

MBAF CPA's LLC
(Name – *if individual, state last, first, middle name*)

440 PARK AVENUE SOUTH 5TH FL (Address) NEW YORK (City) NY (State) 10016 (Zip Code)

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAR 4 2015
REGISTRATIONS BRANCH
04

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, LAURIE BEN-AMO, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ABEL/NOSER CORP., as of DECEMBER 31 2014, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

MARSHA A TRACER
Notary Public - State of New York
NO. 1TR6180829
Qualified in Kings County
My Commission Expires 2016

[signature]
Signature

CHIEF FINANCIAL OFFICER
Title

[signature]
Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☑ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ABEL/NOSER CORP.

FINANCIAL STATEMENTS AND SUPPLEMENTARY INFORMATION

DECEMBER 31, 2014

Table of Contents

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM 1

FINANCIAL STATEMENTS

Statement of Financial Condition 2

Statement of Operations 3

Statement of Changes in Stockholders' Equity 4

Statement of Changes in Subordinated Borrowings 5

Statement of Cash Flows 6

Notes to Financial Statements 7-16

SUPPLEMENTAL SCHEDULES

Schedule I - Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission 17

Schedule II - Reconciliation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission to the Company's Corresponding Unaudited Form X-1a-5(d)(4), Part II Filing. 18

INFORMATION REGARDING COMPLIANCE WITH RULE 15c3-3

Report of Independent Registered Public Accounting Firm 19

Exemption Report Under Rule 17a-5(d)(4) of the Securities and Exchange Commission 20

Statement on Exemption from Computation for Determination of Reseve Requirements and Information Relating to Possession or Control Requirements Under Rule 15c3-3 of The Securities And Exchange Commission 21

Independent Accountant's Agreed-Upon Procedures Report on Schedule of Assessment and Payments (Form SIPC-7) 22

MBAF
CERTIFIED PUBLIC ACCOUNTANTS AND ADVISORS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
of Abel/Noser Corp.

We have audited the accompanying financial statements of Abel/Noser Corp. (the "Company"), which comprise the statement of financial condition as of December 31, 2014, and the related statements of operations, changes in stockholders' equity, changes in subordinated borrowings, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements and supplemental information. Abel/Noser Corp.'s management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of Abel/Noser Corp. as of December 31, 2014, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The supplementary information in Schedules I and II has been subjected to audit procedures performed in conjunction with the audit of Abel/Noser Corp.'s financial statements. The supplemental information is the responsibility of Abel/Noser Corp.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

MBAF CPAs, LLC

New York, NY
February 26, 2015

An Independent Member of Baker Tilly International

MBAF CPAs
NEW YORK 440 Park Avenue South, 3rd Floor, New York NY 10016 | T 212 576 1400 F 212 576 1414 | www.mbafcpa.com
VALHALLA 400 Columbus Avenue, Suite 200E, Valhalla NY 10595 | T 914 741 0800 F 914 741 1034 | www.mbafcpa.com

ABEL/NOSER CORP.
Statement of Financial Condition
December 31, 2014

ASSETS

Cash	$	6,550,869
Cash and securities segregated under federal and other regulations		2,219,731
Receivable from clearing brokers		175,693
Receivables - other, net		789,175
Property and improvements, net		494,687
Prepaid expenses and other assets		551,279
Interest receivable on notes receivable - stock		607,283
	$	11,388,717

LIABILITIES AND STOCKHOLDERS' EQUITY

Payable to customers	$	1,560,799
Accounts payable, accrued expenses, and other liabilities		1,109,483
		2,670,282
Commitments and contingent liabilities		
Subordinated borrowings		6,000,000
Stockholders' equity		
Capital stock - Class A		2,750
Capital stock - Class B		625
Paid-in capital		8,023,487
Accumulated deficit		(1,342,069)
		6,684,793
Notes receivable - stock		(3,966,358)
Total stockholders' equity		2,718,435
	$	11,388,717

The accompanying notes are an integral part of these financial statements

ABEL/NOSER CORP.
Statement of Operations
For the Year Ended December 31, 2014

Revenues	
Net commissions	$ 11,105,896
Transaction measurement analyses fees	5,127,924
Interest and dividends	203,570
Unrealized gain on firm investment	17,500
Other	129,741
	16,584,631
Expenses	
Employee compensation and benefits	9,133,317
Floor brokerage, exchange, and clearance fees	1,497,763
Communications and data processing	162,298
Information services	5,445,407
Occupancy costs	1,230,416
Other operating expenses	1,525,220
Interest expense	255,000
	19,249,421
Loss before provision for income taxes	(2,664,790)
Provision for income taxes	6,500
Net loss	$ (2,671,290)

The accompanying notes are an integral part of these financial statements

ABEL/NOSER CORP.
Statement of Changes in Stockholders' Equity
For the Year Ended December 31, 2014

	Capital Stock - Class A	Capital Stock - Class B	Paid-in Capital	Retained Earnings (Accumulated Deficit)	Notes Receivable - Stock	Total
Balances, at January 1, 2014	$ 1,875	$ 625	$ 4,024,362	$ 1,329,221	$ (3,966,358)	$ 1,389,725
Increase (decrease) in Stockholders' Equity						
Sale of Class A Capital Stock	875		3,999,125	-		4,000,000
Net loss	-	-	-	(2,671,290)	-	(2,671,290)
Balances, at December 31, 2014	$ 2,750	$ 625	$ 8,023,487	(1,342,069)	$ (3,966,358)	$ 2,718,435

The accompanying notes are an integral part of these financial statements

ABEL/NOSER CORP.
Statement of Changes in Subordinated Borrowings
For the Year Ended December 31, 2014

Subordinated borrowings, January 1, 2014	$ 6,000,000
Activity - 2014	-
Subordinated borrowings, December 31, 2014	$ 6,000,000

The accompanying notes are an integral part of these financial statements

ABEL/NOSER CORP.
Statement of Cash Flows
For the Year Ended December 31, 2014

OPERATING ACTIVITIES		
Net loss	$	(2,671,290)
Adjustments to reconcile net loss to cash used in operating activities:		
Unrealized gain on firm investment		(17,500)
Depreciation and amortization		281,716
Deferred rent		(70,417)
(Increase) decrease in operating assets:		
Cash and securities segregated under federal and other regulations		(35,000)
Receivable from clearing brokers		22,926
Receivables - other, net		(388,540)
Prepaid expenses and other assets		(74,158)
(Increase) in operating liabilities:		
Payable to customers		(79,828)
Accounts payable, accrued expenses, and other liabilities		(64,194)
Net cash used in operations		(3,096,285)
INVESTING ACTIVITIES		
Acquisitions of property and improvements		(124,064)
Net cash used in investing activities		(124,064)
FINANCING ACTIVITIES		
Issuance of capital stock		4,000,000
Interest receivable on notes receivable - stock		(168,570)
Net cash provided by investing activities		3,831,430
Increase in cash		611,081
Cash - beginning of year		5,939,788
Cash - end of year	$	6,550,869
SUPPLEMENTAL INFORMATION		
Cash paid during the year for income taxes	$	7,099
Cash paid during the year for interest	$	255,000

The accompanying notes are an integral part of these financial statements

1 - Organization and description of business

Abel/Noser Corp. (the "Company") is a New York corporation which commenced operations in October 1975. Stanley S. Abel and Eugene A. Noser, Jr., own equally all of the Company's outstanding Class A (voting) shares. Certain employees and associates own Class B (non-voting) shares.

The Company is an institutional discount brokerage firm that specializes in transaction cost analysis and securities trading services, primarily for institutional clients including investment managers and plan sponsors. The Company is a registered investment adviser and is registered with the Securities and Exchange Commission (SEC), a member of the New York Stock Exchange and other regional exchanges, as well as The Financial Industry Regulatory Authority (FINRA) and Securities Investors Protection Corporation (SIPC).

2 - Significant accounting policies

Cash
Cash consists of demand deposits in commercial banks.

Financial instruments
The Company values its financial instruments in accordance with accounting standards for fair value measurements. These standards define fair value and establish a fair value hierarchy for inputs used in measuring fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date in the principal market for the asset or liability.

The fair value hierarchy prioritizes the inputs into three levels as follows:
Level 1 inputs are quoted prices in active markets for identical assets or liabilities that the Company has the ability to access.
Level 2 inputs are quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.
Level 3 are unobservable inputs and rely on management's own assumptions about the assumptions market participants would use in pricing the asset or liability.

At December 31, 2014, the Company's financial instruments consist of a United States Treasury note (see note 3). The Company uses the Level 1 fair value hierarchy in the valuation of the United States Treasury note and deems this investment a trading security.

2 - Significant accounting policies (continued)

Government and other regulation

The Company is subject to significant regulation by various governmental agencies and self-regulatory organizations. Such regulation includes, among other things, periodic examinations by these regulatory bodies to determine whether the Company is conducting and reporting its operations in accordance with the applicable requirements of these organizations.

Revenue Recognition

In May 2014, the Financial Accounting Standards Board (FASB) issued an accounting standard update which provides a framework for the revenue recognition by entities that enter into either (1) certain contracts to transfer goods or services to customers or (2) certain contracts for the transfer of nonfinancial assets. The standard requires an entity to recognize revenue in an amount that reflects the consideration the entity expects to be entitled to in exchange for the goods or services transferred by the entity. The Company is required to implement the standard January 1, 2017. Early adoption is not permitted. The Company is currently evaluating the effect the update will have on its financial statements but does not believe it will have a material impact.

Net commissions

Commissions and related clearing expenses are recorded on a trade date basis.

Transaction measurement analyses fees

Fee income is recorded when the services are rendered.

Receivables-other

Receivables are recorded net of an allowance for doubtful accounts. The allowance is estimated from historical performance and projection of trends. No interest is charged on past due balances and balances greater than 90 days past due are reviewed by management. Receivables are charged to expense when they are determined to be uncollectible.

Property and improvements

Property and improvements are recorded at cost less accumulated depreciation and amortization. Furniture and equipment, and telecommunications equipment, are depreciated over seven years, computer equipment is depreciated over five years and software is depreciated over three years; these categories of assets are depreciated using the straight-line method. Leasehold improvements are amortized on a straight-line basis over the lesser of the economic life of the improvement or the remaining life of the lease. Maintenance and repairs are charged to expense as incurred; major improvements are capitalized. The Company periodically reviews long-lived assets and has determined that no impairments exist at December 31, 2014.

2 - Significant accounting policies (continued)

Income taxes

The Company and its shareholders have elected for the Company to be treated as a Subchapter S Corporation and accordingly it is not subject to federal corporate income taxes. However, the Company is subject to certain New York State Franchise and New York City General Corporation taxes.

State and city income taxes are accounted for by the asset/liability approach in accordance with accounting standards. Deferred taxes represent the expected future tax consequences when the reported amounts of assets and liabilities are recovered or paid. They arise from the differences between the financial reporting and tax bases of assets and liabilities and are adjusted for changes in tax laws and tax rates when those changes are enacted. The provision for income taxes represents the total income taxes payable for the current year, plus the change in deferred taxes during the year. Valuation allowances are established, when necessary, to reduce the deferred tax assets to the amount expected to be realized.

The current and deferred tax provisions in the financial statements include consideration of uncertain tax positions in accordance with accounting standards. The standard prescribes a minimum recognition threshold and measurement methodology that a tax position taken or expected to be taken in a tax return is required to meet before being recognized in the financial statements. It also provides guidance for derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. When applicable, the Company classifies interest on underpayments of income tax as "Interest expense" and classifies penalties in connection with underpayments of tax as "Other operating expenses." For the year ending December 31, 2014, the Company did not have any unrecognized tax benefits as a result of tax positions taken during a prior period or during the current period.

The U.S. Federal jurisdiction, New York State and New York City are the major tax jurisdictions where the Company files income tax returns. The Company is subject to regular audit by tax authorities. The Company believes that it has appropriate support for the positions taken in its tax returns. Nonetheless, the amounts ultimately paid, if any, upon resolution of issues raised by the taxing authorities may differ materially from the amounts accrued for each year. Management believes its tax status would be upheld upon examination.

The Company is no longer subject to tax examination by the taxing authorities for years prior to 2011.

2 - Significant accounting policies (continued)

Subsequent events
Management has reviewed events through the date the financial statements were issued. There were no subsequent events that required disclosure.

Deferred rent
Rent expense is recognized using the straight-line method of the entire lease cost over the term of the lease. The unamortized difference between rent expense incurred and the rent expense paid attributable to rent holidays and scheduled rent increases is reported as a deferred rent obligation within Accounts payable, accrued expenses, and other liabilities in the Statement of Financial Condition. The current period amortization of the deferred rent is $70,417 and is included in the Occupancy costs line of the Statement of Operations.

Use of estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements. Actual amounts could differ from those estimates.

Clearing arrangements
The Company has an arrangement with a clearing broker to provide clearing services on behalf of its customers on a fully disclosed basis. All customer records are maintained by the clearing broker. At December 31, 2014, the receivable from the broker was $175,693.

3 - Cash and securities segregated under federal and other regulations

Securities and Exchange Commission Rule 15c3-3 requires the Company to maintain on deposit, in a segregated account, the excess of certain customer related credits over the customer related debits. At December 31, 2014, the Company had cash of $188,341 and a United States Treasury Note with a fair market value of $2,031,390 segregated in a special reserve account.

At December 31, 2014, the customer credit balances reserved for were as follows:

Bill paying customers	$135,167
Commission recapture customers	159,789
Total	$294,956

These balances are recorded within Payable to customers of $1,560,799 in the accompanying Statement of Financial Condition.

4 - Receivables – other, net

This is comprised of the following:

Transaction measurement analysis fees, net of allowance for doubtful accounts of $25,000	$732,834
Advances to customers	56,341
Total	$789,175

5 - Property and improvements, net

This is comprised of the following:

Furniture and fixtures	$ 543,857
Computer equipment and software	4,089,068
Telecommunications equipment	105,741
Leasehold improvements	1,391,789
	6,130,455
Less - accumulated depreciation and amortization	5,635,768
Net	$ 494,687

Depreciation and amortization expense in 2014 was $281,716 and is included in Occupancy costs in the Statement of Operations.

6 - Prepaid expenses and other assets

This is comprised of the following:

Security deposits	$ 85,904
Prepaid expenses	465,375
Total	$551,279

7 - Payable to customers

This balance represents customer related credits arising from commission recapture and soft dollar programs totaling $1,560,799.

8 - Accounts payable, accrued expenses, and other liabilities

This is comprised of the following:

Trade payables	$ 290,497
Deferred rent	21,735
Accrued salaries, commissions and bonuses	228,569
Exchange	425,029
Other accrued expenses	143,653
Total	$1,109,483

9 – Subordinated borrowings

In 2009, upon the approval from FINRA, the Company distributed $6,000,000 to the Class A shareholders who loaned the money back to the Corporation. The notes are subordinated to the claims of general creditors of the Company. The notes are interest bearing at a rate of 4.25% per annum, payable quarterly, and are due March 27, 2015, with an automatic extension for an additional year. The Company may prepay all or part of the notes with the approval of the New York Stock Exchange. The subordinated borrowings are available in computing net capital under the SEC's uniform net capital rule. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid. During the year, the Company paid interest of $255,000 on these subordinated borrowings.

10 - Capital stock and stockholders' equity

Class A - There are 100,000 shares of Class A (voting) $.10 par value common stock $.10 par value authorized; 27,500 shares are issued and outstanding.

Class B - There are 100,000 shares of Class B (non-voting) $.10 par value common stock authorized; 6,250 shares are issued and outstanding.

10 - Capital stock and stockholders' equity (continued)

In 2014 the Company sold 4,375 Class A shares to Stanley S. Abel and 4,375 Class A shares to Eugene A. Noser, Jr.

In 2009, 2011, and 2013, the Company sold Class B shares of stock to certain employees and associates. In payment for the shares the Class B shareholders delivered promissory notes to the Company for the full purchase price of the shares. All notes carry an interest rate of 4.25% per annum. The notes require the makers to pay from the Company's dividends distributed to them the accrued interest plus a principal payment consisting of 60% of the dividend remaining after the payment of interest.

At December 31, 2014 the following balances are due to the Company:

Maturity date of notes	Notes receivable	Interest receivable	Total
January 1, 2023	$1,773,606	$150,757	$1,924,363
July 1, 2021	965,793	143,662	1,109,455
June 23, 2019	1,226,959	312,864	1,539,823
Total	$3,966,358	$607,283	$4,573,641

At December 31, 2014 the Company had not received any payments on these notes.

11 - Net capital requirements

Securities and Exchange Commission Rule 15c3-1 requires the Company to maintain a minimum net capital as adjusted for certain non-allowable assets and discounts. The rule also requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1.

At December 31, 2014 the Company had net capital and allowed subordinated liabilities, as adjusted, of $6,214,669, which was $5,964,669 in excess of the required $250,000. The Company's net capital ratio was .43 to 1.

12 - Commitments and contingencies

In January 2004, the Company entered into a ten year non-cancelable lease effective February 11, 2004 for new office space. In December 2013, the Company extended the lease through August 31, 2025. The lease and extension require the following minimum annual payments:

2015	$ 318,000
2016-2019	665,000
2020	689,000
2021-2024	737,000
2025	491,000

The lease and extension are subject to periodic escalation charges. The lease extension has a Rent Holiday. Rent expense in 2014 was $497,908 and is included in the Occupancy costs line of the Statement of Operations.

The New York State Department of Taxation and Finance is conducting a random audit of the Company's sales tax returns filed between March 1, 2011 and November 30, 2014. Management is confident that an assessment resulting from the audit, if any, will be immaterial.

13 - Retirement savings plan

All employees of the Company are eligible to participate in the Abel/Noser Corp. Voluntary Retirement Savings Plan, which is a 401(k) pretax salary reduction plan with no matching contributions by the employer.

14 - Concentration of credit risk

The Company maintains various bank and money market accounts that at times may exceed the maximum FDIC limit. The Company has not experienced any losses on such accounts and believes it is not exposed to any significant credit risk with respect to such balances.

Net Commissions generated by one of the Company's customers were approximately $1,271,000 or 8% of the net commission and transaction measurement analyses fees.

15 - Related party transactions

The Company purchases transaction cost analysis services from Abel Noser Solutions, Ltd. ("Solutions"), an entity which is owned by the same shareholders as the Company. In 2014, the purchases from Solutions totaled $3,254,000 and are included in the Information services line of the Statement of Operations.

The Company provides separate office space and certain office services to Solutions and in 2014 received $120,000, which is included in the Other revenue line of the Statement of Operations. There was a balance due from Solutions at December 31, 2014 of $20,000, which is included in Receivables – other, net in the Statement of Financial Condition.

Solutions' finances are totally independent of the Company. Solutions is not dependent on the Company for any purpose. The shareholders of Solutions will enjoy the benefits or suffer the losses from Solutions and are financially secure to fund any potential operating deficit without the Company's assistance. As there is no financial support, nor any financial interest, Solutions does not require consolidation into the Company.

16 - Income taxes

For the year ended December 31, 2014, income tax expense amounting to $6,500 consisted of New York State Franchise and New York City General Corporation income taxes.

At December 31, 2014, the Company has New York City net operating loss carryforwards of approximately $4,348,000. The carryforwards, which begin to expire in 2030, create a deferred tax asset of approximately $385,000, an increase of $214,000 from the prior year. Since it is uncertain whether the benefit of the net operating loss will be utilized, a valuation allowance has been established for the full amount of the deferred tax asset related to this net operating loss. The amount of the valuation allowance could be reduced in the near term if estimates of future benefits and taxable income, based upon subsequent available evidence, can be deemed to be realized over the long term in order to realize the underlying asset.

17 – Fair Value Measurements

Financial instruments subject to fair value measurements on a recurring basis at December 31, 2014 are as follows:

	Fair Market Value			
	Level 1	Level 2	Level 3	Total
U.S. Treasury Note	$2,031,390	$ -	$ -	$2,031,390

The Company's United States Treasury Note is recorded at its fair value using quoted prices from the clearing broker, based upon publicly available exchange-based price quotations.

18 - Off Balance - Sheet Credit Risk

In the normal course of business, the Company's customer and correspondent clearance activities involve the execution and settlement of various customer securities transactions. These activities may expose the Company to off balance-sheet risk in the event the customer is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

The Company's customer securities activities are transacted on either a delivery versus payment, cash or margin basis. In delivery versus payment transactions, the Company is exposed to risk of loss in the event of the customers' or brokers' inability to meet the terms of their contracts. In the event the customers or brokers fail to satisfy their obligations, the Company may be required to purchase or sell securities at prevailing market prices in order to fulfill the obligations.

The Company's exposure to credit risk can be directly impacted by volatile securities markets which may impair the ability of counterparties to satisfy their contractual obligations. The Company seeks to control its credit risk through a variety of reporting and control procedures. The Company has historically maintained credit policies which are more stringent than regulatory guidelines.

Certain activities of the Company involve the execution and clearance of customer securities transactions through clearing brokers. These activities may expose the Company to risk in the event a customer is unable to fulfill its contractual obligations, since, pursuant to the clearing agreements, the Company has agreed to indemnify its clearing broker, without limit, for losses sustained by the clearing broker from the clients introduced by the Company. However, the transactions are collateralized by the underlying securities, thereby reducing the risk of changes in the market value of the securities through the settlement date. As a result of the settlement of these transactions, there were no amounts to be indemnified at December 31, 2014.

ABEL/NOSER CORP.
Schedule I
Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission
As of December 31, 2014

NET CAPITAL

Total stockholders' equity		$ 2,718,435
Add: Liabilities subordinated to general creditors		6,000,000
Total capital and allowable subordinated liabilities		8,718,435
Deductions and/or charges: Non-allowable assets		
Property and improvements, net	$ 494,687	
Receivables - other, net	789,175	
Prepaid expenses and other assets	551,279	
Interest receivable on notes receivable - stock	607,283	
Other	400	2,442,824
Net capital before haircuts on securities positions		6,275,611
Haircuts on securities positions		60,942
Net capital		$ 6,214,669

AGGREGATE INDEBTEDNESS

Payable to customers	$ 1,560,799
Accounts payable, accrued expenses, and other liabilities	1,109,483
Total aggregate indebtedness	$ 2,670,282

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital required, at 6 2/3% of aggregate indebtedness	$ 178,019
Minimum net capital requirement for Broker/Dealers under the S.E.C. Uniform Net Capital Rule	$ 250,000
Greater of the two minimum requirement amounts above	$ 250,000
Net capital	$ 6,214,669
Excess Net Capital	$ 5,964,669
Ratio: Aggregate indebtedness to net capital	.43 to 1

See report of independent registered public accounting firm.

ABEL/NOSER CORP.
Schedule II
Reconciliation of Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission to the Company's Corresponding Unaudited Form X-1a-5(d)(4), Part II Filing
As of December 31, 2014

No material differences exist between the above computation and the computation included in the Company's unaudited Focus Report, Form X-17 A-5, Part II filing.

See report of independent registered public accounting firm.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
of Abel/Noser Corp.

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Abel/Noser Corp. identified the following provisions of 17 C.F.R. §15c3-3(k) under which Abel/Noser Corp. claimed an exemption from 17 C.F.R. §240.15c3-3: Paragraph (k)(2)(i) (the "exemption provisions") and (2) Abel/Noser Corp. stated that Abel/Noser Corp. met the identified exemption provisions throughout the most recent fiscal year without exception. Abel/Noser Corp.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Abel/Noser Corp.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

MBAF CPAs, LLC

New York, NY
February 26, 2015

An Independent Member of Baker Tilly International
MBAF CPAs
NEW YORK 440 Park Avenue South, 3rd Floor, New York NY 10016 | T 212 576 1400 F 212 576 1414 | www.mbafcpa.com
VALHALLA 400 Columbus Avenue, Suite 200E, Valhalla NY 10595 | T 914 741 0800 F 914 741 1034 | www.mbafcpa.com

Exemption Report of Abel/Noser Corp.

Abel/Noser Corp. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This exemption report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the provisions of 17 C.F.R. § 240.15c3-3 (k)(2)(i).

(2) The Company met the exemption provision in 17 C.F.R. § 240.15c3-3(k)(2)(i) throughout the most recent fiscal year without exception.

Abel/Noser Corp.

I, Laurie Ben-Amo, affirm that, to the best of my knowledge and belief, this Exemption Report is true and correct.

Laurie Ben-Amo, CFO
February 27, 2015

ABEL/NOSER CORP.
Statement on Exemption from Computation for Determination of Reserve Requirements and Information Relating to Possession or Control Requirements Under Rule 15c3-3 of The Securities And Exchange Commission
As of December 31, 2014

The Company is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). The Company is exempt from 17 C.F.R. § 240.15c3-3 under the provisions of 17 C.F.R. § 240.15c3-3 (k)(2)(i).

17 C.F.R. § 240.15c3-3 (k)(2)(i) exempts broker-dealers who carry no margin accounts, promptly transmit all customer funds and deliver all securities received in connection with its activities as a broker or dealer, do not otherwise hold funds or securities for or owe money or securities to customers and effectuate all financial transactions between the broker or dealer and its customers through one or more bank accounts designated as "Special Account for the Exclusive Benefit of Customers."

See report of independent registered public accounting firm.

MBAF

CERTIFIED PUBLIC ACCOUNTANTS AND ADVISORS

INDEPENDENT ACCOUNTANT'S AGREED-UPON PROCEDURES REPORT ON SCHEDULE OF ASSESSMENT AND PAYMENTS (FORM SIPC-7)

Board of Directors of Abel/Noser Corp.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2014, which were agreed to by Abel/Noser Corp., and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating Abel/Noser Corp.'s compliance with the applicable instructions of Form SIPC-7. Abel/Noser Corp.'s management is responsible for Abel/Noser Corp.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;

Check Date	Check Number	Payee	Amount
July 2014	32168	SIPC	$20,586
January 2015	33495	SIPC	$20,507

2) Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2014, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2014, noting no differences;

3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences; and

4) Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

MBAF CPAs, LLC

New York, NY
February 26, 2015

An Independent Member of Baker Tilly International

MBAF CPAs
NEW YORK 440 Park Avenue South, 3rd Floor, New York NY 10016 | T 212 576 1400 F 212 576 1414 | www.mbafcpa.com
VALHALLA 400 Columbus Avenue, Suite 200E, Valhalla NY 10595 | T 914 741 0800 F 914 741 1034 | www.mbafcpa.com